1-15028

3-1-02

02026534

1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

RECD S.E.C.
MAR 2 8 2002
070

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2002

China Unicom Limited

(Translation of registrant's name into English)

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

10-12/F Office Tower 1
Henderson Center
18 Jian Guo Men Nei Avenue
Beijing, China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

EXHIBITS

FORWARD-LOOKING STATEMENTS

The announcement and the press release, dated as of March 27, 2002, of the Company, constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the Company's operating strategy and future plans; its future business condition and financial results; its abilities to expand network capacity and increase network efficiency; its ability to develop new technology applications and offer new services; the execution of its CDMA related strategy; the Company's ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets; future growth of market demand for the Company's services; and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; the effects of competition on the demand and price of the Company's telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Unicom Limited
(Registrant)

Date: March 28, 2002

By: [signature]
Name: Li Zhengmao
Title: Executive Director

中国联通
CHINA UNICOM

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

2001 ANNUAL RESULTS ANNOUNCEMENT

Highlights:

- Total revenue of RMB29.39 billions, up by 24.1%
- Number of cellular subscribers increased to 27.033 million, up by 111.7%
- Revenue of cellular business of RMB21.33 billions, up by 65.5%
- EBITDA of RMB13.53 billions, up by 23.4%
- EBITDA margin was 46.0%
- Net income per share increased from RMB0.29 to RMB0.36

CHAIRMAN'S STATEMENT

Supported by the rapidly developing Chinese economy, deepening reforms in the telecommunications industry and the standardization and restructuring of the regulatory environment in China, China Unicom's key businesses enjoyed significant growth as evidenced by its remarkable operating results achieved in 2001. Both the integrated capabilities and core competitiveness were significantly enhanced with the proactive and consistent application of our strategy — "Establishing New Mechanisms; Constructing New Networks; Adopting Advanced Technologies; Realizing High Growth and Developing Integrated Businesses". Initiatives were undertaken to further reform and enhance our internal management. While China Unicom's cellular business continued its robust growth, international and domestic long distance, data and Internet businesses have also demonstrate an accelerating growth. The market share attributable to various business segments continued to expand, reflecting the uniqueness and advantage of China Unicom that is positioned as the only integrated telecommunications service operator in Mainland China.

Operating results were remarkable in 2001. Total operating revenue for the year was RMB29.39 billion, representing an increase of 24.1% from the previous year. Of which, the service revenue was RMB28.16 billion, a 29.3% increase as compared to 2000. Among the total revenue generated, revenue from the cellular business reached RMB21.33 billion, up 65.5% from 2000. The revenue share from the cellular business increased substantially, up to 72.5% in 2001 as compared with 54.4% in 2000. In addition, the revenue share from the long distance, data and Internet businesses also increased to 11.3% in 2001 as compared with 4.6% in 2000, with the total amount of RMB3.31 billions, rose 201.8% from the year 2000. However, the revenue share of the paging business declined from 41.0% in 2000 to 16.2% in 2001. The EBITDA rose 23.4% to RMB13.53 billions and the EBITDA margin reached 46.0% in 2001. The Company's net profit in 2001 was RMB4.46 billions, a 37.8% increase as compared to 2000. Earnings per share rose 24.1% from RMB0.29 in 2000 to RMB0.36 in 2001.

China Unicom's key businesses sustained rapid growth in 2001. Subscribers of GSM cellular continued to grow rapidly to 27.033 million by 31 December 2001, an increase of 111.7% as compared to 2000. The market share in terms of GSM cellular subscribers in China Unicom's service areas increased from 22.7% in 2000 to 28.5% in 2001, and the market share in terms of net subscriber additions reached 37.2% in 2001. The total usage volume in GSM cellular business reached 38.32 billion minutes in 2001, representing a year-over-year growth rate of 117.4%. Based on the market demand, the Company continued to increase its GSM network capacity and improve its service qualities through constructing new networks, adjusting voice traffic and optimizing network. During 2001, our parent company, China United Telecommunications Corporation ("Unicom Group") successfully completed and launched the first phase of CDMA network. In January 2002, China Unicom commenced the lease of CDMA network capacity in the Company's service areas from its parent company. Meanwhile, it adopted a differentiated sale/marketing strategy that is designed to target different customer segments to further increase the Company's market penetration.

China Unicom's long distance, data and Internet networks have reached nationwide coverage. Its transmission capabilities have also been greatly enhanced. The outgoing long distance calls through PSTN and IP telephony services reached 6.41 billion minutes, up 5.9 times from the previous year. Its market share increased from 1.3% in 2000 to 7.7% in 2001. The total international incoming calls were 1.23 billion minutes, up 3.4 times from the previous year.

Accelerating pace of cellular substitution has led to a significant decline of our paging subscriber base. At the end of 2001, the number of paging subscribers of China Unicom decreased from 44.52 million in 2000 to 32.907 million in 2001. Nevertheless, China Unicom still maintained its leading position in the paging market in Mainland China.

China Unicom's optical fiber transmission network has achieved a rapid expansion. As at 31 December 2001, the Company's network has reached a total length of 333,000 km, representing an increase of 113.5% from the previous year. Of which, the optical fiber backbone transmission network has a total length of 78,000 km, up 39.3% from 2000. China Unicom's optical fiber transmission network provides a solid foundation for the future rapid growth of our businesses.

With the aim of becoming a first-class, integrated telecommunications company in the world, the Company has launched various reform measures to constantly increase our shareholders' value. The organization structure at our provincial branches has been improved, becoming more market-oriented and suitable to meet the requirements for the business development of the Company. We have established and implemented performance-based evaluation systems with overall appraisal measures. These measures are based on operating efficiency and profitability, as well as related incentive programs to improve the Company's incentive and control mechanisms. Significant efforts were made to attract talents to the Company by conducting open recruitment in both China and abroad in order to increase our competitiveness. Productivity was improved as a result of workforce optimization and streamlining. China Unicom is committed to establish a management team of high caliber. Great emphasis was placed on personnel development even at the Company's senior management level. We also implemented international quality assurance system to standardize internal management. We launched a "Servicing Excellence, Customer Satisfaction" campaign that elevated the importance of customer service across the Company. We made further headway in operating profitability by improving financial management, centralizing fund allocations and tightening cost controls. On 1 June 2001, the Company became a constituent stock to Hong Kong Hang Seng Index, highlighting the new achievement of China Unicom and its importance in international capital markets.

China's official accession to the World Trade Organization last December presents unprecedented development opportunities as well as new challenges. The competition between China Unicom and foreign companies on talents and core competitiveness will become the focus of future development after foreign companies entering telecommunications markets in China. The entrance into the WTO will further accelerate the pace of the country's economic growth and generate increasing demand for telecommunications services. It also provides the Company with new opportunities to compete in the international telecommunications market, setting the stage for the realization of the Company's international strategies. Facing the new market environment, we will adopt an active approach to enhance our management standards and core competency, with an aim to build the Company into a first-class international integrated telecommunications service operator in the world.

To accelerate cellular business in 2002, we will adopt new technology, identify new business and apply a differentiated business strategy that is based on different market needs for cellular services. The differentiation strategy will ensure us with a coordinating growth between CDMA and GSM networks. It will also ensure us with a continuous high growth rate in terms of cellular subscriber numbers as well as our operating efficiency. We will continue our efforts to ensure the success of CDMA business development by enhancing network coverage, technology upgrade, sales and marketing and customer services. While operating CDMA network, the Company will also focus on optimizing its GSM network, improving coverage quality, increasing network utilization, upgrading sale and marketing and improving service standards.

In order to fully leverage on the advantage of having a uniform network platform for various businesses, we will ensure the unity, completeness and technology advancement of our optical fiber transmission network. This can be achieved by optimizing the network structure and facilities, strengthening the network maintenance and management, so as to provide an underlying network platform for the Company's various businesses. We will devote great efforts to develop data and long distance businesses with an emphasis on Internet and e-commerce development. It is our objective to significantly expand our market share, customer base, revenue and profit from the long distance, the data and the Internet businesses, making it an important driver for the further growth of the Company's revenue.

In order to sustain and expand the traditional paging market, we will actively develop new services in the paging business. Measures such as adjusting the network structure, streamlining staff and restructuring the operational system, as well as stringent control of capital expenditure will be implemented to address the concern of slowdown in the paging business. We will also optimize the network and staff resources to stabilize the operating efficiency in the paging business.

With the objective to become a first-class integrated telecom operator in the world and to maximize our shareholders' value, we will establish a more effective corporate governance structure and deploy human resources. This will allow us to best address the need of business growth and provide more market-oriented services. We will focus our efforts on improving the return on investments and the return on equity. We will actively implement the comprehensive budget management and stringent control over the Company's operating expenses. Mechanisms will be established to optimize the Company's organizational structure and facilities, establish and improve the internal control system and incentive mechanisms that meet international standards to improve the Company's operating efficiency. We will promote the application of information technology throughout the Company, and to enhance our management expertise. We will also strengthen the establishment of corporate culture, talents recruitment and personnel development in order to build a workforce with high caliber.

China Unicom is considering the acquisition of GSM cellular businesses and other assets in the remaining 18 provinces in Mainland China from its parent company at an appropriate time. This will assist the Company to set up a solid foundation for its future business development.

We will take proactive steps to deepen and broaden the strategic alliance with foreign companies in ways that are mutually beneficial. We believe it will strengthen our market competitiveness in the world.

Looking ahead, we have full confidence in the future prospects of the Company. Given the Company's significant growth potential, the Board of Directors believes that the Company is well positioned to create additional value for our shareholders.

On behalf of the Board of Directors, I would like to express my sincere thanks for the interests and supports from our shareholders and the society at large. I would also like to express my thanks to both the management team and employees of the Company for their consistent hard work.

Yang Xian Zu
Chairman

Hong Kong, 27 March 2002

GROUP RESULTS

China Unicom Limited (the "Company") is pleased to announce the consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001 extracted from the audited financial statements of the Group as set out in 2001 annual report.

CONSOLIDATED INCOME STATEMENT (AUDITED)

	Note	Year ended 31 December 2001 RMB'000 (Except per share)	2000 RMB'000 (Except per share)
Revenue:			
Cellular Business		20,505,058	12,187,804
Paging Business		4,341,824	8,483,490
Long Distance, Data and Internet Business		3,308,944	1,096,394
Total service revenue		28,155,826	21,767,688
Sales of telecommunications products		1,237,060	1,924,770
Total revenue	3	29,392,886	23,692,458
Operating expenses:			
Leased lines		(853,306)	(1,158,123)
Interconnection charges		(2,072,584)	(1,379,465)
Depreciation and amortisation		(8,262,296)	(5,734,315)
Personnel		(2,487,218)	(1,769,840)
Selling and marketing		(3,612,890)	(2,492,433)
General, administrative and other expenses	4	(5,498,997)	(3,743,063)
Cost of telecommunications products sold		(1,342,244)	(2,192,938)
Total operating expenses		(24,129,535)	(18,470,177)
Operating income		5,263,351	5,222,281
Financial income		2,096,972	1,748,805
Financial expense		(1,917,566)	(1,353,746)
Loss arising from terminations of CCF Arrangements	5	—	(1,193,838)
Other income, net		19,831	59,229
Income before taxation and minority interests		5,462,588	4,482,731
Taxation	6	(1,041,137)	(1,104,969)
Income before minority interests		4,421,451	3,377,762
Minority interests		35,310	(143,711)
Net income		4,456,761	3,234,051
Basic net income per share (RMB)	7(a)	0.36	0.29
Diluted net income per share (RMB)	7(b)	0.36	0.29

Notes:

1. **Organisation and Basis of Presentation**

The Company was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000.

The consolidated income statement reflect the consolidated results of operations of the Group for the year ended 31 December 2001. The results for the corresponding period in 2000 were prepared based on the combined results of operations of the predecessor entities or businesses, now comprising the Group, for the year ended 31 December 2000.

The details of the Group restructuring in 2000 and basis of presentation have been set out in the annual report of the Company dated 3 April 2001.

2. **Principal Activities**

The Group is principally engaged in the provision of telecommunications services, including cellular, paging, long-distance, data and Internet services.

3. **Revenue**

Revenue is primarily comprised of usage fees, monthly fees, connection fees and interconnection revenue earned by the Group by providing cellular, paging, long distance, data and internet services. Tariffs for these services are subject to regulations by various government authorities, including the State Development Planning Commission, the MII and the provincial regulatory authorities. Revenue is net of business tax, government surcharges and central irrigation construction levy, where applicable.

4. **Impairment of Paging Assets**

In 2001, the economic performance of Paging Business was worse than originally expected. As a result, the carrying amount of certain assets of these Paging Business exceeded their value in use. Value in use was determined based on the present value of estimated future cash flows expected to arise from the continuing use of the paging assets. Consequently, based on management's best estimates, the Group recorded impairment losses of certain provinces for property, plant and equipment, goodwill and construction-in-progress amounting to approximately RMB633 million for the year ended 31 December 2001. Such impairment losses was recorded as an operating expenses.

5. **China-China-Foreign Arrangements and Their Terminations**

CCF Arrangements represented the financing arrangement entered into by the predecessor telecommunications businesses of the Group with certain contractual joint venture Companies ("CJV") established in the PRC for development of the Group's telecommunications network. All the CCF Arrangements have been terminated before 30 June 2000 and compensations were paid to the CJVs in the form of cash and share warrants. The details of the CCF Arrangements have been set out in 2000 annual report.

As of 31 December 2001, all share warrants have expired and no warrants have been exercised by these CJVs or their designees.

6. Taxation

Provision for taxation represents:

	Year ended 31 December 2001 RMB'000	2000 RMB'000
PRC enterprise income tax	1,608,825	1,619,169
Deferred taxation	(567,688)	(514,200)
	1,041,137	1,104,969

There is no Hong Kong profits tax liabilities as the Group does not have any assessable income sourced from Hong Kong for the year ended 31 December 2001.

7. **Net Income Per Share**

(a) *Basic Net Income per Share*

Basic net income per share for the year ended 31 December 2000 has been computed by dividing the net income of approximately RMB3,234,051,000 by the weighted average number of 11,208,224,020 ordinary shares in issue during the year, assuming the Company had been in existence since 1 January 2000.

Basic net income per share for the year ended 31 December 2001 has been computed by dividing the net income of approximately RMB4,456,761,000 by the weighted average number of 12,552,996,070 ordinary shares in issue during the year.

(b) *Diluted Net Income per Share*

Diluted net income per share for the year ended 31 December 2000 has been computed by dividing the net income of approximately RMB3,234,051,000 by the weighted average number of 11,219,679,000 ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares. All dilutive potential ordinary shares arise from share options granted to the directors or senior management under the Pre-Global Offering share option scheme and share warrants granted to the CJVs or their designees as part of compensation for the termination of the CCF arrangements as described in Note 5, which if converted to ordinary shares would decrease net income attributable to the shareholders per share.

For the year ended 31 December 2001, all potential dilutive shares arise from share options granted under (i) the Pre-Global Offering Share Option Scheme and (ii) the Share Option Scheme in 2001. There was no dilution of the net income per share for the current year after taking into account the dilutive effect of the share options.

8. **Dividends**

For the year ended 31 December 2001, the Company has not declared any dividends to their shareholders.

9. **Reserves**

For the year ended 31 December 2001, the Group has appropriated approximately RMB225 million to reserves.

MANAGEMENT DISCUSSION OF SELETIVE ITEMS RELATING TO THE RESULTS FOR THE YEAR 2001

1. **Debt-Equity Structure**

We have always emphasized the optimization of our capital structure and enhanced risk management. In order to ensure appropriate levels of financial flexibility and healthy financial conditions, we optimized our debt-equity ratio and our debt structure through the flexible utilization of domestic and international financing channels. Our efforts also provided a reliable basis for our network expansion and business development.

Using our debt management capabilities, we increased our leverage in 2001. Outstanding short-term and long-term bank loans, all of which are RMB-denominated, fixed-interest rate loans, rose from RMB35.65 billion at the end of 2000 to RMB44.27 billion at the end of 2001. The debt to assets ratio and the debt to equity ratio were 42.2% and 73.1%, respectively, at the end of 2001, compared with 39.0% and 63.9%, respectively, at the end of 2000.

As of the end of 2001, we had RMB18.41 billion in cash and cash equivalents and RMB24.92 billion in short-term bank deposits. Our net liabilities, after cash and cash equivalents and short-term bank deposits, amounted to RMB1.76 billion.

Our working capital was RMB21.04 billion at the end of 2001, RMB9.25 billion less than the RMB30.29 billion at the end of 2000. The main factor for the decrease in working capital is the increase in capital expenditures for network expansion.

2. **Capital Expenditures**

The annual capital expenditure for our various businesses totaled RMB31.25 billion, of which the portion attributed to the Cellular Business amounted to RMB20.78 billion. Our cellular expenditure was used mainly for the build-out of a more rational and higher coverage GSM network. Capital expenditure for the Long distance, Data and Internet Business totaled RMB7.33 billion, which was mainly for the establishment of toll offices in the provincial capitals and the coverage of 300 local networks. In the Data Business, our expenditures concentrated on the construction of the broadband, high speed and integrated carrier data backbone and local transmission and access facilities. As for the Internet Business, the construction of Internet access points, data centers and portals was the main focus. Capital expenditure for the Paging Business was RMB0.55 billion, which was mainly used to upgrade existing networks and develop new technology and services. RMB2.59 billion was used for other projects, such as billing, customer service and information systems, operation maintenance and research and development.

Projected capital expenditure for 2002 is RMB21.72 billion. We will further improve our investment structure. Focus will be placed on enhancing our existing network coverage, strengthening work on optimization and depth. At the same time, a certain level of investment will be maintained for network infrastructure improvements, such as trunk line transmission, local transmission and access network. Investment will also be made in the development and implementation of supporting systems, such as billing, customer service and information systems, and appropriate technology unique to us to better enable us to exploit our competitive advantages. We principally rely on cash generated by operations, capital market financings and appropriate bank loans for our capital expenditure needs.

3. **Personnel Expenses**

Despite the consistent and rapid growth of our various businesses, we emphasized reasonable allocation of human resources and were able to maintain strict control over personnel growth, thereby steadily raising our productivity.

As of the end of 2001, we employed 29,973 employees, 15.4% less than the 35,432 in 2000. In order to adapt to the changing competitive human resource market, to promote competition for positions at our company and to incentivize employees, we reformed our compensation structure in 2001. As a result, our personnel expenses rose 40.5% from RMB1.77 billion in 2000 to RMB2.49 billion in 2001, accounting for 8.5% of total revenues as compared to 7.5% in 2000. Meanwhile our compensation structure was tied to individual performance and company performance, resulting in reasonable personnel expenses. An attractive remuneration scheme is helpful in enhancing the long-term competitiveness of our company by retaining and attracting talented employees. The Company has granted 27,116,600 share options and 6,724,000 share options to its employees under the Pre-Global Offering Share Option Scheme and the Share Option Scheme in 2000 and 2001 respectively.

4. **Foreign Exchange Risks**

Virtually all of our operating revenue and expenses are denominated in Renminbi; however, a small portion of our equipment purchases is denominated in foreign exchange. In the future, if the exchange rate of the Renminbi fluctuates, our equipment purchase expenditures may also change, thus affecting our operating expenses and income level.

5. **Charge on Assets**

As of 31 December 2001, approximately RMB6,742 million (2000: RMB6,993 million) of property, plant and equipment at cost was pledged to banks as loan security.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2001, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company's listed shares.

COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied throughout the year ended 31 December 2001 with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in Appendix 14 to the Rule Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") except that the non-executive Directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the articles of association of the Company.

ANNUAL REPORT

The Annual Report for the year 2001 containing all information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on both the Stock Exchange's website (www.hkex.com.hk) and the Company's website (www.chinaunicom.com.hk) in due course.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategy.

中國聯通股份有限公司
CHINA UNICOM LIMITED

Press Release

| ENGLISH | 繁體 | 简体 |

China Unicom Announces 2001 Final Results

2002-03-27

Financial Highlights

- Total operating revenue up 24.1% to RMB 29.39 billions

- Revenue of cellular business up 65.5% to RMB 21.33 billions

- EBITDA up 23.4% to RMB 13.53 billions

- EBITDA margin was 46.0%

- Net profit up 37.8% to RMB 4.46 billions

- Earnings per share up 24.1%, from RMB 0.29 in 2000 to RMB 0.36

Hong Kong, 27 March 2002 - China Unicom Limited ("China Unicom") (HKSE: 0762, NYSE: CHU) announced today its final results for the year ended 31 December 2001.

China Unicom achieved remarkable operating results in 2001. Total operating revenue for the year was RMB 29.39 billions, representing an increase of 24.1% from the previous year. Of which, the service revenue was RMB 28.16 billions, a 29.3% increase compared with the one in 2000. In the total revenue generated, revenue from cellular business reached RMB 21.33 billions, up 65.5% from the previous year. The revenue share from the cellular business increased substantially, up to 72.5% in 2001 as compared with 54.4% in 2000. In addition, the revenue share from the long distance, data and Internet businesses also increased to 11.3% in 2001 as compared with 4.6% in 2000, with the total amount of RMB 3.31 billions, rose 201.8% from the previous year. However, the revenue share of paging business declined from 41.0% in 2000 to 16.2% in 2001.

China Unicom's net profit in 2001 was RMB 4.46 billions, 37.8% higher than the one in 2000. EBITDA rose 23.4% to RMB 13.53 billions and EBITDA margin was 46.0%. Earnings per share rose 24.1% from RMB 0.29 in 2000 to RMB 0.36 in 2001.

Cellular Services

China Unicom's key businesses sustained a rapid growth in 2001. Subscribers of GSM cellular continued to grow rapidly to 27.033 millions as at December 31, 2001, 111.7% higher than the one in 2000. The market share in terms of GSM cellular subscribers in China Unicom's service areas increased from 22.7% in 2000 to 28.5% in 2001, and the market share in terms of net subscriber additions reached 37.2% in 2001. The rapid growth in GSM subscribers was mainly attributable to continuous enhancement of network quality, tailor-made quality services for different segment of customers, cancellation of connection fee and the continued decline of handset prices.

Total minutes of usage ("MOU") for GSM subscribers reached 38.32 billion minutes in 2001, representing a year-over-year growth rate of 117.4%. The average MOU per subscriber per month was 161.2 minutes and average revenue per subscriber per month (ARPU) was RMB 86.3. China Unicom's SMS business continued to experience strong growth and total usage volume of SMS was 1.08 billion messages in 2001.

Long distance, data and Internet Services

China Unicom's long distance, data and Internet networks have reached nationwide coverage. The transmission capabilities have also been greatly enhanced. The outgoing long distance calls through PSTN and IP telephony services reached 6.41 billion minutes, up 5.9 times from the previous year. Its market share increased from 1.3% in 2000 to 7.7% in 2001. The total international incoming calls were 1.23 billion minutes, up 3.4 times from the previous year.

Paging Service

As at 31 December 2001, the number of paging subscribers of China Unicom was 32.907 millions, decreased by 11.613 millions when compared with the end of 2000. Due to the accelerating pace of cellular substitution and the decline of tariff, the average revenue per paging subscriber per month (ARPU) dropped from RMB 15.3 in 2000 to RMB 9.4 in 2001. Nevertheless, China Unicom maintained its leading position in the market.

Networks Infrastructure

China Unicom's optical fiber transmission network has achieved rapid expansion. As at 31 December 2001, it has a total length of 333,000 km, representing an increase of 113.5% from the previous year. Of which, the optical fiber backbone transmission network has a total length of 78,000 km, rose 39.3% from 2000. China Unicom's optical fiber transmission network provides a solid foundation for the future rapid growth of the Company's various businesses.

On business development prospects of China Unicom, Mr. Yang Xianzu, Chairman of the Board of Directors, Executive Director and CEO of China Unicom said confidently, "To accelerate cellular business in 2002, we will adopt new technology, identify new business and apply a differentiated business strategy that is based on different market needs for cellular services. The differentiated strategy will ensure us with a coordinating growth between CDMA and GSM networks. It will also ensure us with a continuous high growth rate in terms of cellular subscriber numbers as well as our operating efficiency. China Unicom is considering the acquisition of GSM cellular businesses and other assets in the remaining 18 provinces in Mainland China from its parent company at an appropriate time. This will assist the Company to set up a solid foundation for its future business development."

On China's entry into the WTO last year, Mr. Yang added, "China's official accession to the World Trade Organization last December presents unprecedented development opportunities as well as new challenges. The competition between China Unicom and foreign companies on talents and core competitiveness will become the focus of future development after foreign companies entering telecommunication markets in China. The entry into the WTO will further accelerate the pace of the country's economic growth and generate increasing demand for telecommunication services. It also provides the Company with new opportunities to compete in the international telecommunication market, setting the stage for the realization of the Company's international strategies."

中国联通
CHINA UNICOM

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Unicom Limited will be held on 13 May 2002 at 10:30 a.m. in Island Shangri-la Hotel, Ballroom C, 5/F, Pacific Place, Supreme Court Road, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements and the Reports of the Directors and of the Auditors for the period ended 31 December 2001.
2. To re-elect the Directors and fix their fees.
3. To appoint Auditors, and to authorise the Directors to fix their remuneration for the year ending 31 December 2002.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

4. **"THAT:**

(a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"***Relevant Period***" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

5. **"THAT:**

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"***Relevant Period***" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"***Right Issue***" means on offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

6. "**THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 5 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By order of the Board
Ngai Wai Fung
Company Secretary

Hong Kong, 27 March 2002

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 75/F., The Center, 99 Queen's Road Central, Hong Kong at least 48 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. In relation to the appointment of the Auditors, please refer to the Report of the Directors contained in the annual report of the Company to be despatched to the shareholders of the Company.

4. In relation to the Ordinary Resolution set out in item 4 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), will be set out in a separate letter from the Company to be enclosed with the 2001 annual report.